EX 99.1

LOEWS CORPORATION

667 Madison Avenue

New York, NY 10065

April 7, 2020

Diamond Offshore Drilling, Inc.

15415 Katy Freeway

Houston, Texas 77094

Attn: Corporate Secretary

Re:Termination of Services Agreement

Ladies and Gentlemen:

Reference is made to that certain Services Agreement, dated as of October 16, 1995 (the “Services Agreement”), among you, Diamond Offshore Drilling, Inc., and us, Loews Corporation. Capitalized terms used but not defined herein shall have the meanings provided therefor in the Services Agreement.

1.

Termination.  As we have discussed, this letter confirms our mutual agreement to terminate the Services Agreement, effective without the need for further action by either party, as of April 24, 2020 (the “Termination Date”) and notwithstanding any applicable notice periods set forth in Section 4 of the Services Agreement nor any prior discussions or agreements with respect to the timing of such termination.

2.

Survival of Exculpation and Indemnity Provisions.  Notwithstanding the termination of the Services Agreement, you acknowledge that Section 2(d) of the Services Agreement shall survive and be enforceable with respect to any loss, claim, damage, liability, cost or expense, including reasonable attorneys’ fees, incurred by us or any of our affiliates (other than Diamond Offshore and its subsidiaries), based upon a claim by or liability to a third party related to services provided prior to the Termination Date.

Very truly yours,

LOEWS CORPORATION

By: /s/ Marc Alpert

Name: Marc Alpert

Title: Senior Vice President, General Counsel and Secretary

[Signature Page to Termination Letter]

The provisions of this Termination Letter are agreed to and accepted as of the date first above written:

DIAMOND OFFSHORE DRILLING, INC.

By: /s/ David L. Roland

Name: David L. Roland

Title: Senior Vice President, General Counsel and Secretary

[Signature Page to Termination Letter]